[LETTERHEAD OF REGENERX BIOPHARMACEUTICALS, INC.]

February 10, 2005

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	RegeneRx Biopharmaceuticals, Inc.
Registration Statement on Form S-3
Commission File No. 333-122386

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, RegeneRx Biopharmaceuticals, Inc. (the “Company”) hereby requests that said Registration Statement be declared effective at 4:30 p.m., Eastern Time, on Monday, February 14, 2005, or as soon thereafter as practicable.

The Company hereby further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please telephone Joseph G. Passaic, Jr. or Philip G. Feigen at the law firm of Patton Boggs LLP at (202) 457-6000.

Very truly yours,

/s/ J.J. FINKELSTEIN

J.J. Finkelstein

President, Chief Executive Officer,

Principal Financial Officer, and Principal Accounting Officer